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                                                                 EXHIBIT (a)(1)

Contact:
Joe Podolski, President and CEO
podolski@zonagen.com
281-719-3447


FOR IMMEDIATE RELEASE


             ZONAGEN ANNOUNCES PROPOSED "DUTCH AUCTION" TENDER OFFER

         (The Woodlands, Texas) - October 17, 2003 - Zonagen, Inc. ("Zonagen") (NASDAQ: ZONA) announced today that its Board of Directors has approved a "Dutch Auction" tender offer to purchase up to 9,836,065 shares of its outstanding common stock at a purchase price per share no greater than $2.10 nor less than $1.83. Zonagen will pay no more than an aggregate of $18 million for all tendered shares, which will result in Zonagen retaining approximately $4 million in cash or more following the proposed tender offer. Under the terms of the proposed offer, Zonagen will select the lowest purchase price that will allow it to purchase the lesser of (1) all of the shares tendered prior to the expiration date or (2) a number of shares with an aggregate purchase price of $18 million. If more shares are tendered than Zonagen can purchase for an aggregate purchase price of $18 million, Zonagen will first purchase all of the shares held by stockholders holding less than 1,000 shares and will then purchase the remaining shares on a pro rata basis.

         The offer is subject to, among other things, at least 30% of the shares being tendered. The offer will be subject to a number of additional terms and conditions, which will be detailed in an Offer to Purchase that will be mailed to all stockholders as soon as reasonably practicable after this announcement. The Offer to Purchase will also describe Zonagen's plans after the completion of the tender offer. The Company urges stockholders to read that document carefully.

         Zonagen has actively pursued alternative strategic possibilities for the last three years and has been unsatisfied with the results. The Board approved the proposed tender offer as a means of distributing up to $18 million to stockholders who choose to participate in the proposed offer while retaining enough cash to continue development of Zonagen's remaining technologies.

         Zonagen has 11,479,648 shares of common stock outstanding. The closing price for Zonagen's common stock on The Nasdaq National Market on October 16, 2003, the last day of trading before the announcement of the tender offer, was $1.68 per share.

         Neither Zonagen nor its Board of Directors make any recommendation as to whether stockholders should tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and at what price.

         ZONAGEN URGES ALL STOCKHOLDERS TO READ THE OFFER TO PURCHASE AND THE RELATED DOCUMENTS FILED WITH SUCH OFFER TO PURCHASE WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS MAY OBTAIN A COPY OF THE OFFER TO PURCHASE AND RELATED DOCUMENTS FOR FREE AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. ZONAGEN WILL ALSO PROVIDE AT NO CHARGE A COPY OF THE OFFER TO PURCHASE AND ANY OTHER RELATED DOCUMENTS TO ANY STOCKHOLDER WHO REQUESTS SUCH DOCUMENTS BY CONTACTING ZONAGEN AT (281) 719-3400.

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         ABOUT ZONAGEN

         Zonagen is engaged in the development of pharmaceutical products that address diseases and conditions associated with the human reproductive system.

         THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING ZONAGEN'S TENDER OFFER. FACTORS THAT MAY AFFECT FUTURE RESULTS INCLUDE THE RESPONSE OF STOCKHOLDERS TO THE TENDER OFFER, FUTURE GENERAL AND SECTOR ECONOMIC AND MARKET CONDITIONS, THE IMPACT OF GOVERNMENT REGULATION OF TENDER OFFERS AND DECISIONS OF THE BOARD OF DIRECTORS. PLEASE REVIEW REPORTS FILED BY ZONAGEN, INCLUDING THE FORTHCOMING OFFER TO PURCHASE WHICH WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, FOR ADDITIONAL INFORMATION CONCERNING FACTORS THAT COULD AFFECT ZONAGEN'S BUSINESS.